Exhibit 99.1

REE AUTOMOTIVE ANNOUNCES SECOND QUARTER 2021 FINANCIAL RESULTS

-	Listed on NASDAQ under Ticker “REE”

-	Continued to Penetrate the EV Industry through Multiple Strategic Alliances with Global Industry Leaders, based on Modular Platforms ‘Powered by REE’

-	Working Toward Mass Commercial Production in 2023

-	Company to Host Conference Call on August 17 at 8.30 am ET

TEL-AVIV – August 17, 2021 – REE Automotive (NASDAQ: REE), a leader in e-Mobility, today announced its financial results for the second quarter of 2021. REE is focused on executing milestone deliverables on its signed strategic collaborations spanning market segments including trucks, walk-in vans, Mobility-as-a-Service and autonomous vehicles. The Company closed its merger with 10X Capital Venture Acquisition Corp. on July 22, 2021.

Daniel Barel, REE Automotive Co-Founder and Chief Executive Officer: “Through the first half of 2021 we advanced our position as a go-to partner for bringing EVs to market across most commercial vehicle classes, establishing collaborations with market leaders and securing diverse geographic and segment industry share. With our disruptive technology and business model, we aim to bring the ‘Intel Inside’ approach to the automotive industry so that future EVs will be ‘Powered by REE’.

“We now have five new REEcorner™ designs being prepared for production in our global engineering center in the UK where our headcount is growing rapidly, allowing us to execute on our production readiness timeline. We are also opening our U.S. headquarters and first Integration Center in Texas to be closer to our North American production partners and customers. As we expand our global presence, we look to capitalize on the ever-growing global demand for zero-emission EVs. This is further reinforced by public sector mandates such as the U.S. federal government’s, which announced a target for EVs to make up 50% of all vehicle sales in the country by 2030.”

First Half 2021 Commercial Progress:

REE secured four major collaborations that expanded its industry footprint across segments:

●	Hino Motors (TYO: 7205), a subsidiary of Toyota Motor Corporation and a global leader in heavy & medium duty trucks: Advanced and solidified a pre-existing 2019 cooperation agreement with Hino Motors to a business alliance for the development and marketing of the modular FlatFormer EV platform ‘Powered by REE’. The jointly developed modular EV will be designed to address a large variety of applications and use cases such as cargo, logistics, people movers and utility via an interchangeable service module (top hat).

●	Magna International (NYSE: MGA), the world’s largest vehicle contract manufacturer: Secured strategic collaboration agreement with Magna International to jointly develop and market a fully modular EV that is ‘Powered by REE’. Together the companies will explore future vehicle development opportunities across a variety of use cases, including Mobility-as-a-Service in the light commercial vehicle market.

●	J.B Poindexter’s EAVX: Signed a strategic collaboration with EAVX, an EV-focused business unit of JB Poindexter & Co. (the parent company of Morgan Olson, the leading producer of walk-in van bodies in North America), to develop commercial electric vehicles ‘Powered by REE’ for the North American market. The first joint program prototype will target the fast-growing U.S. walk-in van market via a joint sales team.

●	Navya (EPA: NAVYA) which is currently active with autonomous vehicles in 23 countries: Expanded footprint in the autonomous vehicle segment with a strategic collaboration agreement with Navya Group to jointly develop a L4 autonomous system ‘Powered by REE’ and driven by Navya.

Technology and Supply Chain Advancements:

●	Developed and introduced five next generation REEcorner™ architecture designs to support vehicle classes 1 to 6.

●	Received 5 patent grants and filed 26 new patent applications in the first half of 2021.

●	Established and staffed REE’s Engineering Center of Excellence in the UK to industrialize REE’s products and manufacturing with state-of-the-art testing and engineering equipment.

●	Selected Austin, Texas as the site of REE’s U.S. headquarters and its first CapEx-light Integration Center. The U.S. Integration Center is expected to have annual capacity of 40,000 modular EV platforms to support 2023 mass production targets.

●	Signed joint development of a new lightweight and efficient electric propulsion system with American Axle & Manufacturing (NYSE: AXL).

●	Grew headcount[1] to 184 employees from 84 employees at year-end 2020, primarily in R&D.

Financial Highlights:

●	Gross proceeds from the merger were approximately $348 million with transaction costs of approximately $63 million. As of July 22nd, 2021, the Company had approximately $300 million in cash which is sufficient to execute on the Company’s business plan.

●	GAAP net loss of $31.2 million in the second quarter of 2021, compared to $12.6 million in the first quarter 2021 and $33.9 million in the second quarter of 2020, primarily related to non-cash stock-based compensation.

●	Non-GAAP net loss of $11.1 million in the second quarter of 2021, compared to $8.5 million in the first quarter of 2021 and $2.5 million in the second quarter of 2020.

1 Employee headcount includes both internal direct employees and external consultants deployed to REE on an FTE basis.

Outlook

Based on current market conditions and the current regulatory environment, the Company expects to achieve the following:

●	Continue to execute on REE’s commercial programs, including the delivery of prototypes for non-public road tests.

●	Expand industry penetration through additional partnerships and expansion of variety of EV types ‘Powered by REE’.

●	Extend supply chain capacity by executing additional collaborations with leading suppliers.

●	Break ground on US headquarters and integration center.

●	Reiterating 35% increase in headcount to achieve target of approximately 250 FTEs by year end compared to June 30, 2021.

●	Total annual capital and operational expenditures on a non-GAAP basis in 2021 are expected to increase by approximately 25%, or between $15 million and $16 million, as compared to a previous expectation of $64 million. The change is attributed to increased engineering spend to support growth in additional customer programs.

Webcast and Conference Call Information

The Company will host a conference call at 8:30 a.m. Eastern Time on Tuesday, August 17, 2021, to discuss results and latest developments. Individuals wishing to participate in the webcast can access the event at the Company’s website by visiting https://investors.ree.auto/ or via https://edge.media-server.com/mmc/p/vt9v6s2i. If you wish to participate in the call, please dial 1-877-407-9039 domestically or 1-201-689-8470 internationally. When you call, please enter Confirmation Code 13722316, and provide your name and company affiliation.

The call will be recorded and a replay will be available to interested parties on REE’s Investors website at https://investors.ree.auto/. In addition, a replay service will be available up to 11:59 p.m. EST on Tuesday, August 31, 2021, by dialing +1-844-512-2921 or +1 412-317-6671 internationally and entering the ID number 13722316.

Use of Non-GAAP Financial Measures

The Company has disclosed financial measurements in this press release that present financial information considered to be non-GAAP financial measures. These measurements are not a substitute for GAAP measurements, although the Company’s management uses these measurements as an aid in monitoring the Company’s on-going financial performance. Non-GAAP net earnings (loss) and non-GAAP earnings (loss) per share, measure earnings and operating income (loss), respectively, excluding non-recurring or unusual items that are considered by management to be outside the Company’s standard operation and excluding certain non-cash items. Adjusted EBITDA is a non-GAAP financial measurement that is considered by management to be useful in comparing the profitability among companies within the industry by reflecting operating results of the Company excluding non-operating factors. There are limitations associated with the use of non-GAAP financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. Thus, there can be no assurance whether (i) items excluded from the non-GAAP financial measures will occur in the future or (ii) there will be cash costs associated with items excluded from the non-GAAP financial measures. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by providing the reconciliations for the non-GAAP financial measures to their most comparable GAAP financial measures. Investors should consider adjusted measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.

Contacts:

Investor Relations	Media
Limor Gruber	Keren Shemesh
VP Investor Relations | REE Automotive	Chief Marketing Officer | REE Automotive
+972-50-5239233	+972-54-5814333
investors@ree.auto	media@ree.auto

REE AUTOMOTIVE LTD.

Condensed Consolidated Statements of Operations

U.S. dollars in thousands (except share and per share data)

(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Revenues	-	6	89	6	217
Cost of sales	4	11	204	15	345
Gross loss	(4)	(5)	(115)	(9)	(128)
Operating expenses:
Research and development expenses, net	9,545	7,149	18,191	16,694	20,153
Selling, general and administrative expenses	21,590	5,448	15,711	27,038	18,219
Total operating expenses	31,135	12,597	33,902	43,732	38,372
Operating loss	(31,139)	(12,602)	(34,017)	(43,741)	(38,500)
Financial income, net	8	4	166	12	293
Net loss before income tax	(31,131)	(12,598)	(33,851)	(43,729)	(38,207)
Income tax expense	45	-	-	45	-
Net loss	(31,176)	(12,598)	(33,851)	(43,774)	(38,207)
Net comprehensive loss	(31,176)	(12,598)	(33,851)	(44,774)	(38,207)
Basic and diluted net loss per share	(0.16)	(0.07)	(0.22)	(0.22)	(0.26)
Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share(1)(2)	198,999,979	193,705,500	156,865,876	196,367,365	148,751,527

(1)	Shares and per share data are presented on a retroactive basis to reflect the stock split following completion of the Merger on July 22, 2021.
(2)	Total number of Class A Ordinary Shares outstanding as of August 17, 2021 is approximately 230 million, and Class A Ordinary Shares outstanding on a fully diluted basis assuming all outstanding warrants and issued equity incentive awards are exercised, is approximately 363 million.

REE AUTOMOTIVE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,010	$44,707
Restricted cash	923	800
Short-term deposits	-	1,667
Inventory	267	271
Trade receivables	11	55
Other accounts receivable and prepaid expenses	1,698	428
Total current assets	32,909	47,928

NON-CURRENT ASSETS:
Deferred transaction costs	3,961	328
Property and equipment, net	1,400	755
Total non-current assets	5,361	1,083

TOTAL ASSETS	$38,270	$49,011

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,167	$970
Other accounts payable and accrued expenses	6,728	2,260
Deferred revenues	578	-
Total current liabilities	9,473	3,230
TOTAL LIABILITIES	9,473	3,230

SHAREHOLDERS’ EQUITY:
Ordinary and Preferred shares(1)	-	-
Additional paid-in capital	181,749	154,959
Accumulated deficit	(152,952)	(109,178)
Total shareholders’ equity	28,797	45,781
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$38,270	$49,011

(1)	Shares and per share data are presented on a retroactive basis to reflect the stock split following completion of the Merger on July 22, 2021.

REE AUTOMOTIVE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:

Net cash used in operating activities	(17,399)	(4,026)

Cash flows from investing activities:

Proceeds from deposits	1,667	-
Purchase of property and equipment	(900)	(308)
Net cash provided by (used in) investing activities	767	(308)

Cash flows from financing activities:

Proceeds from exercise of warrants to preferred shares	2,657	-
Payments of deferred offering costs	(599)	-
Proceeds from issuance of Preferred shares, net	-	25,825
Net cash provided by financing activities	2,058	25,825

Increase (decrease) in cash, cash equivalents and restricted cash	(14,574)	21,491
Cash, cash equivalents and restricted cash at beginning of year	45,507	27,712
Cash, cash equivalents and restricted cash at end of period	$30,933	$49,203

Reconciliation of GAAP Financial Metrics to Non-GAAP

U.S. dollars in thousands (except share and per share data)

(Unaudited)

Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended			Six Months Ended
	Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
	2021	2021	2020	2021	2020
Net Loss on a GAAP Basis	(31,176)	(12,598)	(33,851)	(43,774)	(38,207)
Interest income	(23)	(30)	(161)	(53)	(308)
Income taxes	45	-	-	45	-
Depreciation and amortization	95	74	37	169	65
Share-based compensation	20,027	4,106	31,332	24,133	33,652
Adjusted EBITDA(1)	(11,032)	(8,448)	(2,643)	(19,480)	(4,798)

(1)	Adjusted EBITDA excludes non-GAAP adjustments for share-based compensation.

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses; GAAP selling, general, and administrative expenses to Non-GAAP selling, general, and administrative expenses; GAAP net loss to Non-GAAP net loss, and GAAP net loss per Share, basic and diluted to Non-GAAP net loss per Share, basic and diluted

	Three Months Ended			Six Months Ended
	Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
	2021	2021	2020	2021	2020
GAAP research and development expenses	9,545	7,149	18,191	16,694	20,153
Share-based compensation	(1,537)	(1,645)	(16,864)	(3,182)	(17,742)
Non-GAAP research and development expenses	8,008	5,504	1,327	13,512	2,411

GAAP selling, general, and administrative expenses	21,590	5,448	15,711	27,038	18,219
Share-based compensation(1)	(18,490)	(2,461)	(14,468)	(20,951)	(15,910)
Non-GAAP selling, general, and administrative expenses	3,100	2,987	1,243	6,087	2,309

GAAP net loss	(31,176)	(12,598)	(33,851)	(43,774)	(38,207)
Share-based compensation	(20,027)	(4,106)	(31,332)	(24,133)	(33,652)
Non-GAAP net loss	(11,149)	(8,492)	(2,519)	(19,641)	(4,555)

Non-GAAP basic and diluted net loss per share	(0.06)	(0.04)	(0.02)	(0.10)	(0.03)

1)	In June 2021 the Company issued ordinary shares to a Strategic Partner. As a result, the Company recorded share-based compensation expenses in the amount of $15.9 million in selling, general and administrative expenses.

About REE Automotive

REE Automotive (NASDAQ: REE) is an automotive technology leader creating the cornerstone for tomorrow’s zero-emission vehicles. REE’s mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle – from class 1 through class 6 - for any application and any target market. Our revolutionary, award-winning REEcorner technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry’s flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Israel, with subsidiaries in the USA, the UK and Germany. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners’ existing production lines. REE’s technology, together with their unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility. For more information visit https://www.ree.auto.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plan,” “projects,” “believes,” “views,” “estimates”, “future”, “allow”, “aims”, “strives” “endeavors” and similar expressions are used to identify these forward-looking statements. These statements include, among other things, the Company’s statements about the Company’s strategic and business plans, relationships or outlook, the impact of trends on and interest in its business, intellectual property or product and its future results. These forward-looking statements are based on REE’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: REE’s ability to commercialize its strategic plan; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with REE’s commercial production in 2023 and thereafter; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that the Company is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s final prospectus relating to its business combination filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2021 and in subsequent filings with the SEC. While the list of factors discussed above and the list of factors presented in the final prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.